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                                                             OMB APPROVAL
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                              UNITED STATES            Expires:    May 31, 1997
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                          WASHINGTON, D.C.  20549      hours per response..2.50

                               FORM 12b-25                     SEC FILE NUMBER
                                                                    0-17458
                       NOTIFICATION OF LATE FILING              CUSIP NUMBER


(CHECK ONE): / /Form 10-K  / /Form 20-F / /Form 11-K  /X/Form 10-Q / /Form N-SAR

             For Period Ended:  June 30, 1995
             / / Transition Report on Form 10-K
             / / Transition Report on Form 20-F
             / / Transition Report on Form 11-K
             / / Transition Report on Form 10-Q
             / / Transition Report on Form N-SAR
             For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

MBf USA, INC.
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Full Name of Registrant

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Former Name if Applicable

500 Park Boulevard
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Address of Principal Executive Office (Street and Number)

Itasca, Illinois  90143
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
   /X/ following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The accounting staff of the Registrant has not completed its reviews of the financial records of the Registrant necessary to prepare the financial statements for this filing.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Robert C. Carter                 (708)                 285-9191
     ---------------------------        -----------       --------------------
              (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                  /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
     or portion thereof?                      / / Yes  /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                MBf USA, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Robert C. Carter by Mitchell D. Goldsmith
Date  August 14, 1995          By  per Power of Atty. Dtd. 8/14/95
                                   ------------------------------------------
                                   Robert C. Carter, Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in acccordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                        KNOW ALL MEN BY THESE PRESENTS


That MBf USA, INC. an Oklahoma corporation (the "Corporation") of the city of Itasca County of Dupage in the State of Illinois has made, constituted and appointed, and BY THESE PRESENTS does make, constitute and appoint
Mitchell D. Goldsmith, Esq. of the city of Chicago County of Cook and State of Illinois true and lawful ATTORNEY for the Corporation and in its name, place and stead to executive and deliver the Corporation's Form 12B-25, Notification of Late Filing for the Quarterly Report on Form 10-Q giving and granting unto said ATTORNEY full power and authority to do and perform all and every act and thing whatsoever, requisite and necessary to be done in and about the premises, as fully, to all intents and purposes, as he might or could do if personally present at the doing thereof, with full power of substitution and revocation, hereby ratifying and confirming all that said ATTORNEY or his substitute shall lawfully do or cause to be done by virtue hereof.

        IN TESTIMONY WHEREOF, Robert C. Carter has hereunto set his hand and seal this 14th day of August 1995.

Signed, Sealed and Delivered in Presence of )           [NOTARY SEAL] (SEAL)
                                            )             Agnes Eannarino (SEAL)
                                            )

STATE OF ILLINOIS )
                  )  SS.                I, Agnes Eannarino a notary public in
COUNTY OF COOK    )               and for, and residing in the said County, in
                                  the State aforesaid, DO HEREBY CERTIFY,
                                  that Mr. Bob Carter personally known to me to be the same person whose name is subscribed to the foregoing Instrument appeared before me this day in person, and acknowledged that he signed, sealed and delivered the said
                                  Instrument as Principal Financial Officer free and voluntary act, for the users and purposes therein set forth.

                                        GIVEN under my hand and notarial
                                  seal, this 14th day of August A.D. 1995

                                                Agnes Eannarino
                                                 Notary Public